Exhibit 99.1

Orchard Therapeutics Announces Pricing of Initial Public Offering

BOSTON, Mass. & LONDON, October 30, 2018 – Orchard Therapeutics plc (Nasdaq: ORTX), a biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through autologous ex vivo gene therapies, today announced the pricing of its initial public offering in the United States of 14,285,715 American Depositary Shares (“ADSs”) representing 14,285,715 ordinary shares at an initial public offering price of $14.00 per ADS, before underwriting discounts and commissions. In addition, Orchard has granted the underwriters a 30-day option to purchase up to an additional 2,142,857 ADSs at the initial public offering price, less the underwriting discounts and commissions. Orchard’s ADSs are expected to begin trading on The Nasdaq Global Select Market on October 31, 2018, under the ticker symbol “ORTX.” Each of the ADSs are being offered by Orchard. The gross proceeds of the offering, before deducting underwriting discounts and commissions and other offering expenses payable by Orchard, are expected to be $200.00 million, excluding any exercise of the underwriters’ option to purchase additional ADSs. The offering is expected to close on November 2, 2018, subject to the satisfaction of customary closing conditions.

J.P. Morgan, Goldman Sachs & Co. LLC and Cowen are acting as joint book-running managers for the offering, and Wedbush PacGrow is acting as co-manager.

Registration statements relating to the ADSs being sold in this offering have been filed with the Securities and Exchange Commission and became effective on October 30, 2018. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, or by emailing prospectus-eq_fi@jpmchase.com; Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department, or by email at PostSaleManualRequest@broadridge.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Orchard Therapeutics

Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies. Orchard’s advanced portfolio of autologous ex vivo gene therapies targets serious and life-threatening rare diseases, initially primary immune deficiencies, neurometabolic disorders and hemoglobinopathies.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to Orchard’s expectations regarding the commencement of trading of ADSs on The Nasdaq Global Select Market and the completion of the proposed securities offering. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed securities offering discussed above will be consummated on the terms described or at all. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Orchard, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in Orchard’s filings with the SEC. Orchard undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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Corporate contact

Katie Payne

Orchard Therapeutics

katie.payne@orchard-tx.com

Media contact

Allison Blum, Ph.D.

LifeSci Public Relations

+1 516-655-0842

Allison@lifescipublicrelations.com